FOR IMMEDIATE RELEASE
March 29, 2006

MM ASSET MANAGEMENT INC. ACQUIRED CONTROL OVER
COMMON SHARES OF WHITE KNIGHT RESOURCES LTD.

TORONTO, Canada – MM Asset Management Inc. announced that one fund it manages or advises, MMCAP International Inc. SPC (“MMCAP”) has acquired an aggregate of 3,268,800 common shares (the “Shares”) of White Knight Resources Ltd. (“White Knight”) since a take-over bid was filed by U.S. Gold Corporation for all of the shares outstanding of White Knight with the securities regulatory authorities on March 5, 2006. The Shares were acquired in a series of transactions conducted through the facilities of the TSX Venture Exchange representing approximately 5.513% of the outstanding Common shares of White Knight and were purchased at market prices ranging from C$1.76 per share to C$2.12 per share. MMCAP now beneficially owns 3,268,800 Common shares of White Knight, representing approximately 5.513% of the outstanding Common shares of White Knight based on 59,289,972 outstanding Common shares as reported by White Knight.

MMCAP does not act jointly or in concert with any person or company in respect of ownership of securities of White Knight.

MMCAP has acquired the White Knight shares for investment purposes only. Depending on market conditions and other factors, MMCAP may from time to time acquire additional securities of White Knight or dispose of such securities in the open market, by private agreement or otherwise.

For further information please contact:

Hillel Meltz
President
Tel: 416.408.0996